FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Friday 18 December 2015, London, UK - LSE Announcement

GSK's global HIV business ViiV Healthcare to acquire Bristol-Myers Squibb's R&D HIV assets
- Two transactions further strengthen HIV pipeline and outlook

GlaxoSmithKline plc (LSE: GSK) today announced that its global HIV business, ViiV Healthcare, has reached two separate agreements with Bristol-Myers Squibb, to acquire its late-stage HIV R&D assets; and to acquire Bristol-Myers Squibb's portfolio of preclinical and discovery stage HIV research assets.

Under the terms agreed in the two transactions, ViiV Healthcare will acquire:

•      Late stage assets, including fostemsavir (BMS-663068), an attachment inhibitor, currently in phase III development for heavily treatment experienced patients. Fostemsavir has received a Breakthrough Therapy Designation from  the FDA and is expected to be filed for regulatory approval in 2018. The second late stage asset is a maturation inhibitor (BMS-955176), currently in phase IIb development for both treatment-naive and treatment experienced  patients. A back-up maturation inhibitor candidate (BMS-986173) is also included in the purchase.

•     Assets in preclinical and discovery phases of development including a novel biologic (BMS-986197) with a triple mechanism of action, a further maturation inhibitor, an allosteric integrase inhibitor and a capsid inhibitor.
       A number of Bristol-Myers Squibb drug discovery employees will also be offered the opportunity to transfer to ViiV Healthcare.

These potential therapies have novel modes of action and would offer significant new treatment options to patients with HIV. In addition to being developed as standalone treatment options, these new assets complement ViiV Healthcare's existing portfolio and therefore offer multiple opportunities for development as combination therapies.

The late-stage asset purchase comprises an upfront payment of $317 million, followed by development and first commercial sale milestones of up to $518M, and tiered royalties on sales.

The purchase of preclinical and discovery stage research assets comprises an upfront payment of $33 million, followed by development and first commercial sales milestones of up to $587M, and further consideration contingent on future sales performance.

David Redfern, Chief Strategy Officer at GSK and Chairman of ViiV Healthcare, said: "These acquisitions strengthen our leadership and innovation in HIV, one of our core areas of scientific research at GSK. The addition of two potential first-in-class late-stage treatments and several promising early clinical development programmes strengthens ViiV Healthcare's pipeline and provides us with further new opportunities for growth."

The two transactions are anticipated to complete independently during the first half of 2016, subject to necessary approvals, anti-trust and regulatory clearances.

GSK has been a leader in research and development of HIV since the 1980s, with the development of the world's first breakthrough medicine for HIV patients, Retrovir (zidovudine). Development of new treatment options has continued, with Tivicay (dolutegravir) and Triumeq (dolutegravir/ abacavir/lamivudine), the most recent successful innovation. Research programmes are ongoing to develop new treatments and improve drug regimens, including the investigational long-acting integrase inhibitor, cabotegravir. Established in 2009, ViiV Healthcare is a specialist global HIV company, majority owned by GSK, with Pfizer and Shionogi as other shareholders.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

Conference call for investors and analysts
GSK will host a conference call for investors and analysts at 14:00 GMT (09:00 EST) today, 18 December 2015.

UK Freefone: 0800 783 0906

UK Direct: 01296 480 100

International direct: +44 1296 480 100

For a complete list of dial-in numbers available by country, please visit: http://www.btconferencing.com/globalaccess/?bid=54_attended

Once connected, follow the instructions provided over the phone. When prompted, give the following information:

1. Participant passcode: 317 061 35
2. Name, Company Name

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2014.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 18, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc